Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles


09045320

2 February 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00048024}

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 January 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 49,373 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,373
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,308 @ $4.74 per share 35,065 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 January 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,384,841,365	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,825,848	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 January 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 January 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 3,617 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,617
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,617 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,844,982	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,822,231	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 January 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 January 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 76,430 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	76,430
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	76,430 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,384,921,412	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,981,289	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 January 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 January 2009

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

UNDERSTANDING CHEP PRESENTATION

Attached are copies of slides to be presented at an investment market briefing to be held by Brambles' management in Sydney this morning at 9 am.

The slides and webcast of the briefing will be available on the Brambles' website at www.brambles.com.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

For further information, contact:

Michael Roberts, Vice President Investor Relations +61 (0)2 9256 5216
+61 (0)418 263 199 (mobile)

Brambles is globally headquartered in Australia

{RNG 00047778}[RNG 00037147]


Brambles
Understanding
CHEP
28 January 2009

Agenda

▪ Introduction	Michael Roberts
▪ Pooling models	Gino Sorrentino
▪ Financials	Patrick Gibson
▪ Illustration - Pallets and capital expenditure guide	Liz Doherty

Company profile

- Leading global provider of supply chain and information management solutions
- The Group's businesses are CHEP and Recall
- Operates in 46 countries
- Over 12,000 employees
- Primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange
- Total assets of US$5.6 billion as at 30 June 2008
- Headquartered in Sydney, Australia

Two businesses

CHEP

- CHEP is the leader in pallet and container pooling services
- Partners with customers to develop pooling solutions that ensure reduced product damage, offer enhanced delivery efficiencies, eliminate waste and cut supply chain costs
- Customers primarily in FMCG, produce, meat, beverages, raw materials, home improvement and automotive industries
- Handling the world's most important products. Everyday.

recall

- Recall is a leader in the management of information throughout its life cycle
- One stop, end to end, information management solution
- Provides secure storage, retrieval and destruction of digital and physical information
- Focus on transaction intensive market segment such as banking and finance, insurance, legal, health care, retailing and government



Brambles business unit structure
Brambles
Mike Ihlein
CHEP
Americas
Kevin Shuba
CHEP
EMEA
Tom Gorman
CHEP
Asia-Pacific
Craig van der Laan
Recall
Elton Potts
USA
Canada
Latin America
Catalyst and Chemical Containers
LeanLogistics
Europe
Middle East
Africa
Australia
New Zealand
South East Asia
China
India
Americas
Europe
Australia/NZ
Asia
5
Introduction
Brambles



2008 Brambles Sales Revenue – by business unit
17%
36%
9%
38%
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
*all numbers are at actual exchange rates
6
Introduction
Brambles

Business	Sales (US$M)
CHEP	3,610
Recall	748
TOTAL	4,358


2008 Brambles Sales Revenue – by service
*all numbers are at actual exchange rates
Recall
Revenue US$748M
Cartons 82M
72%
17%
3% 4% 4%
Pallet Pooling
Revenue US$3,157M
Pallets 251M
Intermediate Bulk Containers (IBC) & Catalyst and Chemical Containers (CCC)
Revenue US$94M
Containers 1M
Reusable Plastic Containers (RPC)
Revenue US$169M
Containers 39M
Automotive Containers
Revenue US$190M
Containers 11M
7
Introduction
Brambles


CHEP
Focus
on pallets
Brambles

White wood alternative



- White wood - industry term for non-proprietary unpainted pallets offered by non-pooling companies
- Ownership is transferred to each business entity as the pallet moves through the supply chain
- Typically of lower quality than a pooled pallet
  - not repaired regularly to a standard quality specification
  - often lightweight
  - may not meet safety requirements of racking
  - not always suitable in automated environments

Customer value proposition

CHEP


Consistent quality pallets and containers
Availability
Reduced product damage
Eliminate pallet purchases, exchange and repair
Reduced transportation and handling
Competitive pricing
Improved employee and customer safety
Environmental sustainability


Global presence by region
CHEP
All numbers are for the year ended 30 June 2008 and at actual exchange rates
CHEP Americas
Sales (US$) 1,581M
Op. profit* (US$) 453M
Op. profit* margin 29%
CFO* (US$) 365M
Pallets 101M
CHEP EMEA
Sales (US$) 1,642M
Op. profit* (US$) 397M
Op. profit* margin 24%
CFO* (US$) 296M
Pallets 132M
CHEP Asia-Pacific
Sales (US$) 387M
Op. profit* (US$) 96M
Op. profit* margin 25%
CFO* (US$) 58M
Pallets 18M
*Op. profit refers to comparable operating profit
CFO refers to cash flow from operations
11
Introduction
Brambles


Growth opportunities
CHEP
Mature
Growth
Developing
12
Introduction
Brambles


Blue-chip partners
CHEP
Nestlé
parmalat
KRAFT
Lion Nathan Limited
Sunkist
S.PELLEGRINO
Kellogg's
BORGES
Heinz
Scottish & Newcastle
PEPSI
ConAgra Foods
DANONE
ECKES granini
Perrier
Tyson
BEN & JERRY'S
CLOROX
Quilmes
Coca-Cola
Unilever
Procter&Gamble
SAN MIGUEL CORPORATION
Pillsbury
hp
bp
Ford
GM
NISSAN
MARATHON
Shell
13
Introduction
Brambles


CHEP
Pallet pooling models
zC
zE
yFC
sCE
sCD
C
c
B
dDE
tED
b
rEA
rDA
A
yFA
x
zA
w
zB
zD
©CHEP 2004 All Rights Reserved
Brambles


How pallet pooling works
CHEP
Service Centre
Manufacturer
(Emitter - E)
Retailer
(Distributor - D)
Service Centre
Service Centre
Manufacturer / Emitter
Retailer / Distributor
Service Centre
1. CHEP issues ready-for-use pallets to manufacturers and growers for use and movement through the supply chain.
2. Upon receipt of CHEP equipment, manufacturers and growers load their products and ship them through the supply chain using a CHEP pallet.
3. At the end of the supply chain, the receiving retailer or distributor off-loads the goods and returns the CHEP pallets empty to the nearest CHEP service centre or TPM location or CHEP arranges collections.
4. CHEP inspects and repairs all returned pallets, if necessary, to ensure they meet our quality standards.
These pallets are then made ready-for-use and the cycle starts again.
15
Pooling models
Brambles


Sophisticated supply chain flows
– network optimisation
CHEP
zC
zE
yFC
uCC
vCC
vBB
uBB
uBA
uAA
vBA
vAA
C
B
A
F
a
c
b
sCE
sCD
yFE
dDE
eDE
eED
rEA
rDA
yFD
yFA
x zA w
zB
zD
16
Pooling models
Brambles

Pallet pooling models

CHEP

- One way trip model
- Exchange model
- Transfer hire model
- Physical flows
- Pricing architecture
- Revenue streams


Pallet pooling model physical flows
CHEP
One Way Trip
(e.g. USA)
CHEP Plant
Manufacturer
Retailer
1 Pallet issued and delivered by CHEP to manufacturer
2 Goods shipped on pallet
3 Pallets returned from retailer to the plant for inspection and repair if necessary
Exchange
(e.g. UK)
CHEP Plant
Manufacturer
Transporter
Retailer
1 Pallet issued by CHEP to manufacturer or intermediary
2 Goods shipped on pallet
3 Pallet under load exchanged for an empty pallet at point of delivery
4 Surplus or damaged pallets returned to the plant for inspection and repair if necessary
Transfer Hire
(e.g. Australia)
CHEP Plant
Manufacturer
Transporter
Retailer
1 Pallet issued by CHEP to manufacturer or intermediary
2 Goods shipped on pallet
3 Pallet transferred between accounts of manufacturers, retailers & transporters as goods are delivered and empty pallets are transferred for re-use
4 Surplus or damaged pallets returned to the plant for inspection and repair if necessary
18
Pooling models
Brambles

Pallet pricing architecture

CHEP

		One Way	Exchange	Transfer Hire
ISSUE FEE	Fee for issue of a quality assured pallet from a CHEP service centre	✓	✓	✓
DAILY HIRE FEE	Fee for each day that a customer uses or remains responsible for a pallet	✓	✓	✓
TRANSFER FEE	Fee for use as pallet transfers into a retail channel	✓	✓	✗
MOVEMENT FEE	Fee levied per movement under load prior to return to CHEP	✗	✓	✗
TRANSPORT FEE	Pallet delivery and/or collection fees	✓	✓	✓
ADMINISTRATIVE FEE	Fees for lost equipment and/or late declaration	✓	✓	✓

* Note: The above illustrates the principal pricing structure across CHEP. It does not explain all fees.


One Way Trip
(e.g. USA)
CHEP
CHEP Plant
1
Manufacturer
2
3
Retailer
Issue fees are the prime source of revenue
Issue volume is a proxy for revenue
Customer taking the issue pays
Main revenue stream
Issue Fee – for issue of a pallet from a CHEP service centre
20
Pooling models
Brambles


Exchange
(e.g. UK)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Movement fees are the prime sources of revenue
Number of movements and average volume of pallets in the field are proxies for revenue
Primarily manufacturers and transporters pay
"Managed Recovery" variation
Main revenue stream
Movement Fee – levied per movement under load
21
Pooling models
Brambles


Transfer Hire
(e.g. Australia)
CHEP
CHEP Plant
1
Manufacturer
2
3
Transporter
2
3
4
Retailer
Daily fees are the prime source of revenue
Average volume of pallets in the field is a proxy for revenue
All market participants pay
Main revenue stream
Daily Fee – for each day a pallet is used by a customer
22
Pooling models
Brambles


Total Pallet Management (TPM)
CHEP
CHEP Plant
1
Manufacturer
ETPM
2
3
DTPM
Retailer
Optimising transport activity and equipment moves within the network
Possibility to reduce empty hauls between specific Manufacturer and Retailer
Improved communication and coordination between Customer and CHEP
Promotes on time delivery and supply
Reduction in daily inventory carried
Minimises administration associated with pallets
23
Pooling models
Brambles


CHEP
Financials
Customers, Markets, People
Brambles


Pallet life cycle: accounting perspective
New pallets
Pallets ready for issue
Manufacturer
Pallets repaired
Pallets assessed
Retailer
Scrapped
"Deemed Irrecoverable"*
LEGEND
pallet flows
*Deemed irrecoverable from an accounting perspective at a specific point in time
25
Financials
Brambles


Pallet life cycle: key drivers
CHEP
Sales growth
Asset turns
Transport costs
Plant costs
Asset management costs
recovery
depreciation
IPEP expense
26
Financials
Brambles

New pallets

CHEP

- Pallets are classified as Property, Plant and Equipment
- Capital value includes:
  - initial delivery; and
  - handling costs
- Purchase price* dependent on the price of materials
  - Americas (US$20)
  - Asia-Pacific (A$23 or US$21)
  - Continental Europe (€11 or US$17)
  - UK (£8 or US$16)
  - China – plastic pallet (RMB343 or US$47)
- Depreciated over 10 years to 25% residual

* All costs are approximate and are at average 2008 actual exchange rates.

Pallet (wood) depreciation policy

CHEP


100%
Useful life to residual value
Straight line over 10 years to 25% of cost
Effective Useful Life ~13 years
Book Value
0%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Year


Pallet Quality Standards (PQS)
CHEP
Tolerances
B1210A
Tolerances
B1208A
29
Financials
Brambles

Asset Management - accounting for deemed irrecoverable pallets



- Pallets that cannot be accounted for at a particular location at a specific point in time are deemed 'irrecoverable' from an accounting perspective
- Two types of irrecoverable pallets

Compensatable	Uncompensatable
• Via individual contract (varies by customer and region) • On receipt of compensation the Net Book Value (NBV) and pallet numbers are written off • Partially offsets gross replacement capex (varies across time, region and customer)	• Built into cost and pricing structure • NBV of potential unaccounted for pallets is provided through the Irrecoverable Pooling Equipment Provision (IPEP) • Pallet numbers are written off on audit completion

In both cases irrecoverable pallets have to be replaced.

'Unaccounted for' pallets represents ~9-10% pa of the pallet pool.

Irrecoverable Pooling Equipment Provision (IPEP)



- Irrecoverable Pooling Equipment Provision Expense
  - Reflects the cost to CHEP in the period of known and estimated uncompensatable irrecoverable pallets at a particular point in time
  - Includes pallets that are unaccounted for due to:
    - A distributor that does not have a contractual agreement with CHEP
    - The result or anticipated result of an audit where it is known unaccounted for pallets will not be compensated
  - Uncompensatable pallets are written off against the provision
- IPEP is determined with reference to historical statistical data, audit outcomes, KPIs and management estimates which all require judgement

Management Accounts
for the year ended 30 June 2008

	US$ / %
Sales revenue	100
Transport costs	(19)
Plant operations	(26)
Depreciation	(11)
Net gains on disposals of PPE	1
IPEP expense	(3)
Other operating expenses	(16)
Comparable operating profit	26

Note: numbers are indicative only.

Statutory Accounts
for the year ended 30 June 2008

NOTE 5. PROFIT FROM ORDINARY ACTIVITIES – CONTINUING OPERATIONS

	Consolidated 2008 US$m	2007 US$m
a) Revenue and other income – continuing operations		
[illegible]	4,358.6	[illegible]
[illegible]	46.4	[illegible]
[illegible]	135.1	[illegible]
Other income	181.5	[illegible]
Total income	4,540.1	[illegible]
b) Operating expenses – continuing operations		
[illegible]	787.9	[illegible]
Service suppliers		
[illegible]	813.2	[illegible]
[illegible]	294.9	[illegible]
[illegible]	501.5	[illegible]
[illegible]	195.7	[illegible]
[illegible]	217.3	[illegible]
[illegible]	454.0	[illegible]
[illegible]	91.2	[illegible]
[illegible]		
[illegible]	34.5	[illegible]
[illegible]	6.5	[illegible]
[illegible]	3.6	[illegible]
Other	155.1	[illegible]
	3,515.4	[illegible]

Brambles Limited 2008 Annual Report 101

Financial Report – Note 20

for the year ended 30 June 2008

NOTE 20. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		
	Land and buildings US$m	Plant and equipment US$m	Total US$m
Year ended 30 June 2008			
Opening net carrying amount	82.1	3,137.8	3,219.9
Additions	12.4	838.8	851.2
Acquisition of subsidiaries	1.4	7.0	8.4
Disposals	(4.1)	(79.9)	(84.0)
Disposal of subsidiaries	(0.2)	(1.0)	(1.2)
Other transfers	(1.2)	(27.3)	(28.5)
Depreciation charge	(7.6)	(406.4)	(414.0)
Irrecoverable pooling equipment provision expense	–	(91.2)	(91.2)
Foreign exchange differences	7.3	231.0	238.3
Closing net carrying amount	90.1	3,608.8	3,698.9
At 30 June 2008			
Cost	145.9	5,935.8	6,081.7
Accumulated depreciation	(55.8)	(2,327.0)	(2,382.8)
Net carrying amount	90.1	3,608.8	3,698.9

Brambles Limited 2008 Annual Report **117**

33 Financials **Brambles**


CHEP
Pallets and
Capex Guide
Brambles


Capital Expenditure – cash to book – FY08
US$M actual exchange rates
18
55
86
90
869
851
710
620
FY08 Cash
Accrual Movement
FY08 Additions
Recall
Land, P&E
Pooling
Containers / Other
Pallets
Book Capex
35
Illustration
Brambles


Growth in pallet numbers
CHEP
Pallets (millions)
300
250
200
150
100
50
0
230
+7M
237
+5M
242
+9M
251
16
16
16
18
127
128
126
132
87
93
100
101
FY05
FY06
FY07
FY08
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
36
Illustration
Brambles



Reconciling pallet numbers for capex
CHEP
Pallet Growth
• FY07: 242M pallets
• FY08: 251M pallets
• Growth: 9M pallets or 3.7% of the pool
• Pallet volume growth just under 4%
Capex Analysis
Number of Pallets
FY08 Capex at approximately US$18 per pallet
US $620M
34 M
Growth Capex
US $(162)M
(9)M
Replacement Capex (~10% of pool)
US $(450)M
(25)M
Difference due to rounding etc.
US $8 M
37
Illustration
Brambles



Guide to estimating pallet expenditure
CHEP
Example of capex
FY08 US$M
▪ Assume average pallet price
for example: US$18
▪ Assume growth rate
for example: 3.7% of the pool or 9M pallets
~US$162M
▪ Assume replacement rate
for example: 10% of the pool or 25M pallets
~US$450M
▪ Therefore capex required US$612M or ~US$620M
~US$612M
38
Illustration
Brambles

Book capex / depreciation – FY08

CHEP

- Pallets are ~83% of the net carrying amount of plant and equipment

Capex and Depreciation Underlying Ratio

$$\frac{\text{Pallet Capex}}{\text{Pallet Depreciation + IPEP + NBV of Compensatable Pallets}}$$

Example:

$$\frac{\text{US\$620M}}{\text{US\$301M + US\$91M + (US\$80M × 83\%)}}$$

39 Illustration Brambles



Book capex /
(Depreciation + IPEP + NBV) for pallets
CHEP
Capex / DIN (times)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.0
0.3
0.7
1.2
0.2
1.0
1.3
0.3
1.0
Growth
Replacement
FY06
FY07
FY08
40
Illustration
Brambles

Control ratio and asset management

CHEP

- Internally used to measure asset management in the one way trip pooling model
- (Pallet Returns + Recoveries) / Total Issues
- A lower control ratio drives higher replacement capex (assuming that the pool is stable)
- Limitations to use
  - does not take into account growth
  - represents asset control between two selected points in time

Example
In a stable environment, a control ratio of 97% equates to 'unaccounted for' pallets of 3%. In a pool with 3 asset turns per annum this calculates to 9% of the pallets in the pool per annum being 'unaccounted for' (ie 3% x 3 turns)

41 Illustration Brambles



Control Ratio
CHEP
CHEP USA
100%
98%
96%
94%
92%
FY02 FY03 FY04 FY05 FY06 FY07 FY08
CHEP Europe
96%
94%
92%
90%
FY02 FY03 FY04 FY05 FY06 FY07 FY08
42
Illustration
Brambles


Control Ratio - seasonality example
CHEP
110%
105%
100%
95%
90%
85%
80%
Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar Apr May Jun
Monthly Control Ratio
43
Brambles

Pallet audit process

CHEP

- In addition to monitoring plant operations using KPIs, CHEP regularly conducts physical audits to validate pallet quantities at customer locations
- Adjustments to pallet holdings are made once audits are reconciled and finalised. This can take some months

44 Illustration Brambles

Other important KPIs

CHEP

- Transportation Cost Ratio
- Plant Cost Ratio

45 Introduction Brambles


CHEP USA - plant operation trends
CHEP
Plant cost ratio
(Plant costs / Sales)
35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08
46
Illustration
Brambles


CHEP USA - transportation trends
CHEP
Gross Transportation cost ratio
(Transportation costs / Sales)
35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08
47
Illustration
Brambles


Summary
▪ Introduction
▪ Pooling models
▪ Financials
▪ Illustration
- Pallets and capital expenditure guide
48
Illustration
Brambles

Note to presentation

CHEP

CHEP maintains ownership of all its pallets and other pooling equipment even when such assets may physically be in the hands of manufacturers, retailers, pallet recyclers or others.

Notwithstanding the accounting treatment and perspective, which requires certain provisions to be made for pooling equipment deemed irrecoverable, CHEP at no time forfeits its ownership rights with respect to any CHEP pallets or other pooling equipment.

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.

Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.


Brambles
Understanding CHEP
28 January 2009


CHEP
Appendix
CHEP
CHEP
Brambles

Impact on financial statements

CHEP

	Income Statement	Balance Sheet	Cash Flow statement
Asset purchase	-	Property, Plant and Equipment / Trade payables	Purchases of Property, Plant & Equipment
Fees	Sales revenue	Trade receivables	Receipts from customers
Direct costs – Plant costs, transport costs	Operating expenses. No direct link between management account definition and note 5 (b)	Trade payables	Payments to suppliers and employees
Fuel Surcharge	Other operating income	Trade receivables	Offset to payments to suppliers
White wood sales	Other operating income	Trade receivables	Offset to payments to suppliers
Direct cost - Depreciation	Operating expenses - Depreciation	Property, Plant and Equipment	-
Compensatables	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Assets scrapped	Net gains on disposal of property plant and equipment	Property, Plant and Equipment	Proceeds of property, plant and equipment
Uncompensatables	Operating expenses – IPEP expense	Property, Plant and Equipment	-

53 Appendix Brambles



Regions where pallet models are used in principle
CHEP
One Way Trip
Exchange
Transfer Hire
CHEP Plant
Manufacturer
Retailer
Transporter
• USA
• Continental Europe
• Canada
• Latin America
• UK
• Australia
• New Zealand
• Asia
• Africa
54
Appendix
Brambles


Product base – not just pallets
CHEP
Pallets
Intermediate Bulk Containers
Reusable Plastic Containers
Automotive Containers
55
Appendix
Brambles


CHEP's asset base
CHEP
Pooling Equipment Book Value
@ 30 June 2008 = US$3.1BN
Auto 4%
Other 1%
RPC 3%
Pallets 92%
56
Appendix
Brambles

FY08 currency mix

US$M, AIFRS	Total	USD	EUR	GBP	AUD	Other
	FY08 Currency mix at Actual FX rates					
Continuing operations sales revenue	**4,358.6**	1,417.0	1,160.3	494.6	510.8	775.9
Continuing operations comparable operating profit	**1,046.9**	331.4	249.1	125.7	115.4	225.3
Net Debt [1]	**2,426.2**	1,542.8	40.7	74.8	573.1	194.8

1 Net debt shown after adjustments for impact of financial derivatives

57 Appendix Brambles


Brambles Executive Leadership Team
Mike Ihlein
Chief Executive Officer
Joined Brambles in 2004
Kevin Shuba
Group President, CHEP Americas
Joined Brambles in 1996
Liz Doherty
Chief Financial Officer
Joined Brambles in 2007
Tom Gorman
Group President, CHEP EMEA
Joined Brambles in 2008
Nick Smith
SVP, Human Resources
Joined Brambles in 2007
Craig van der Laan
Group President, CHEP Asia Pacific and Global Head of Mergers & Acquisitions
Joined Brambles in 2001
Jasper Judd
SVP, Strategic Development
Joined Brambles in 2002
Elton Potts
President & Chief Operating Officer Recall
Joined Brambles in 2002
58
Appendix
Brambles

Control Ratio scenario 1
No growth / constant asset turns

CHEP

- Control Ratio constant and capex required for replacement of pallets deemed irrecoverable

No growth/Constant cycle time		Year 0	Year 1	Year 2
Unaccounted for pallets (% of issues)		3%	3%	3%
Issue volume growth			0%	0%
Asset turns		3.0	3.0	3.0
Field stock		33.3	33.3	33.3
Growth in field stock	A		0.0	0.0
Issues	B	100.0	100.0	100.0
Unaccounted for pallets (3% of issues)	C	(3.0)	(3.0)	(3.0)
Therefore Returns	D=B+C-A	97.0	97.0	97.0
Control Ratio (Returns/Issues)	=D/B	97.0%	97.0%	97.0%

Pallets	Year 1	Year 2
Opening stock	33.3	33.3
Growth	0.0	0.0
Unaccounted for	(3.0)	(3.0)
Replace	3.0	3.0
Asset turns	0.0	0.0
Closing stock	33.3	33.3

Control Ratio scenario 2
Asset turns improvement

CHEP

- Control Ratio increases and capex reduces. Capex still required for replacement of pallets deemed irrecoverable

Cycle time improvement		Year 0	Year 1	Year 2
Unaccounted for pallets (% of issues)		3%	3%	3%
Issue volume growth			0%	0%
Asset turns		3.0	3.2	3.4
Field stock		33.3	31.3	29.4
Growth in field stock	A		(2.1)	(1.8)
Issues	B	100.0	100.0	100.0
Unaccounted for pallets (3% of issues)	C	(3.0)	(3.0)	(3.0)
Therefore Returns	D=B+C-A	97.0	99.1	98.8
Control Ratio (Returns/Issues)	=D/B	97.0%	99.1%	98.8%

Pallets	Year 1	Year 2
Opening stock	33.3	31.3
Growth	0.0	0.0
Unaccounted for	(3.0)	(3.0)
Replace	3.0	3.0
Asset turns	(2.1)	(1.8)
Closing stock	31.3	29.4

Control Ratio scenario 3
Growth

CHEP

- Control Ratio decreases because of growth - capex still required for replacement of pallets deemed irrecoverable and higher than before due to growth

Growth		Year 0	Year 1	Year 2
Unaccounted for pallets (% of issues)		3%	3%	3%
Issue volume growth			3%	6%
Asset turns		3.0	3.0	3.0
Field stock		33.3	34.3	36.4
Growth in field stock	A		1.0	2.1
Issues	B	100.0	103.0	109.2
Unaccounted for pallets (3% of issues)	C	(3.0)	(3.1)	(3.3)
Therefore Returns	D=B+C-A	97.0	98.9	103.8
Control Ratio (Returns/Issues)	=D/B	97.0%	96.0%	95.1%

Pallets	Year 1	Year 2
Opening stock	33.3	34.3
Growth	1.0	2.1
Unaccounted for	(3.1)	(3.3)
Replace	3.1	3.3
Asset turns	0.0	0.0
Closing stock	34.3	36.4



Control Ratio scenario 4
Growth & asset turns improvement

CHEP

- Control Ratio broadly constant but capex required

Growth & Cycle time improvement		Year 0	Year 1	Year 2
Unaccounted for pallets (% of issues)		3%	3%	3%
Issue volume growth			3%	6%
Asset turns		3.0	3.2	3.4
Field stock		33.3	32.2	32.1
Growth in field stock	A		(1.1)	(0.1)
Issues	B	100.0	103.0	109.2
Unaccounted for pallets (3% of issues)	C	(3.0)	(3.1)	(3.3)
Therefore Returns	D=B+C-A	97.0	101.1	106.0
Control Ratio (Returns/Issues)	=D/B	97.0%	98.1%	97.1%

Pallets	Year 1	Year 2
Opening stock	33.3	32.2
Growth	1.0	1.9
Unaccounted for	(3.1)	(3.3)
Replace	3.1	3.3
Asset turns	(2.1)	(2.0)
Closing stock	32.2	32.1

ABC glossary



- A = stock awaiting inspection
- B = stock awaiting repairing
- C = stock repaired
- D = distributor e.g. retailer
- E = emitter e.g. manufacturer
- F = factory – pallet manufacturer
- r = all 'returned' flows
- s = all 'sent' flows
- t = pallet transfers
- u = all flows going out from one plant to another plant
- v = all flows coming into a plant from another plant
- w = equipment found and returned
- x = equipment scrapped at plants
- y = new equipment from supplier
- z = equipment lost and officially written off

Glossary of terms & measures



Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2007 exchange rates .
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure and before special items

Glossary of terms & measures

CHEP

Except where noted, common terms and measures used in this document are based upon the following definitions:

Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.
Continuing operations	Refers to CHEP, Recall and Brambles HQ.
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
PAT	Profit after tax before special items, and minority interests.
PBT	Profit before tax and special items. Includes PAT of associates.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Sales revenue	Excludes revenues of associates and non trading revenue.

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Understanding CHEP Presentation
Released	07:00 28-Jan-09
Number	3528M07

RNS Number : 3528M
Brambles Limited
27 January 2009

Brambles Limited
Company Number: 118 896 021

28 January 2009

UNDERSTANDING CHEP PRESENTATION

An investment market briefing was held in Sydney at 9am (AEDT) today. The slides presented by management and a webcast are available on the Brambles' website at www.brambles.com.

Robert Gerrard
Company Secretary

For further information contact:

Michael Roberts, Vice President Investor Relations	+61 (0)2 9256 5216 +61 (0)418 263 199 (mobile)

Brambles is globally headquartered in Australia

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Brambles is globally headquartered in Australia

Australian Securities & Investments Commission

SENDER TO KEEP
DL0743041

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
13/01/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	28,980	$4.74	$0.00
ORD	2,550	$7.30	$0.00
ORD	32,515	$7.17	$0.00
ORD	14,308	$4.74	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

23/12/08

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

